

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2025

Tamara Newcombe
Chief Executive Officer
Ralliant Corporation
6920 Seaway Blvd
Everett, WA

> **Re: Ralliant Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form 10**
> **Submitted March 7, 2025**
> **CIK No. 0002041385**

Dear Tamara Newcombe:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form 10
Exhibit 99.1 Information Statement of Ralliant Corporation
Industry Overview, page 4

1. We note your response to comment 2, including your revised disclosure on page 4 that "[b]ased on third-party reports, proprietary company intelligence from market diligence, and market size estimates as reported in peer companies' publicly available materials, management estimates that, as of December 2024, the potential serviceable addressable market is approximately [$16 billion] within a total potential addressable market of approximately [$26 billion]." Please revise to further explain how Ralliant calculated its serviceable addressable market and total addressable market, including

the data and material assumptions underlying these calculations. Please also cite the third-party reports and elaborate on the peer companies considered in your market size estimates. Finally, please also clarify the basis for assuming favorable secular growth trends.

Business
Intellectual Property, page 82

2.   We note your response to comment 17 and your revised disclosure on page 82 that Fortive currently owns approximately 2,700 patents and 1,400 pending applications, and "[n]o material patents, licenses or other intellectual property will be licensed or transferred by Fortive to Ralliant pursuant to the Intellectual Property Matters Agreement." You also disclose that your patent portfolio is "a valuable Ralliant asset." Please revise to describe Ralliant's patent portfolio, including whether Ralliant licenses any patents for any material product or product family. Please also note whether any of Ralliant's patents are expiring in the near-term.

Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alison Zieske Preiss, Esq.